UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM N 54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Cytation Corporation

Address of Principal Business Office:  251 Thames Street, No. 8, Bristol, RI  02809

Telephone Number (including area code):  (401) 254-8800

File Number under the Securities Exchange Act of 1934:   00114800

The following is the basis for filing this Notification of Withdrawal of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940:

The Company is engaging in a reverse merger transaction pursuant to which the nature of its business will change completely. The Company will now be engaged exclusively in the business of manufacturing modular housing. It was a condition to the reverse merger transaction that the Company withdraw its election to be a "business development company" ("BDC"). By written consent dated November 7, 2005 permitted by the Company's Certificate of Incorporation, as amended, under Delaware law, the Company's stockholders approved the withdrawal of the election to be a BDC by filing this Form N 54C. There were 357,194 votes for such withdrawal (73% of the issued and outstanding common stock) and none opposed. On November 25, 2005, the Company mailed a Schedule 14C Information Statement (after previously submitting it for review and comment by the Securities and Exchange Commission) to its stockholders with respect to this matter in which the consequences of the Company's withdrawal of its election to be a BDC were fully disclosed. The filing of this N 54C is dated December 15, 2005, which is 20 days after the mailing of the Information Statement to the Company's stockholders.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Bristol and the State of Rhode Island on the 15th day of December, 2005.

CYTATION CORPORATION
        (Name of Company)

By:   /s/ Richard A. Fisher
      Chairman of the Board

Attest:   /s/ Veronica Szewc
           Secretary